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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  FORM 12b-25


                          NOTIFICATION OF LATE FILING


                            SEC FILE NUMBER: 1-10485
                           CUSIP NUMBER: 902252 10 5


Check one: [ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q   [ ] Form N-SAR

For The Transition Period Ended: Quarter ended June 30, 2000

The notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I. -  REGISTRANT INFORMATION

A. Full Name of Registrant - Tyler Technologies, Inc.

B. Address of Principal Office - 2800 W. Mockingbird Lane

C. City, State and Zip Code - Dallas, TX 75235


PART II. - RULES 12b-25(b) AND (c)

The subject report could not be filed without reasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. Check box if appropriate)


     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X]  (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenths calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
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 [ ]  (c)   The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.



PART III. - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

 The Company has an $80.0 million credit facility with a group of banks, of which approximately $71.8 million was outstanding as of June 30, 2000. The Company is in the process of amending certain provisions of the credit facility and it is anticipated that such amendments will be executed no later than August 18, 2000. Accordingly, to ensure the most recent credit facility is available and adequately disclosed in the Form 10-Q as of and for the three months ended June 30, 2000, an extension of time to file such interim financial information is hereby requested.

PART IV. - OTHER INFORMATION

 1.  Name of Person to Contact in Regard to this Notification:

     Theodore L. Bathurst, (214) 902-5016
     Chief Financial Officer

 2. Have all periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding




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        12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
        [X] Yes  [ ] No

     3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                            Tyler Technologies, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:     8-15-00
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By: /s/ THEODORE L. BATHURST
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